Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2017 Financial Results

TYSONS CORNER, Va., July 27, 2017 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended June 30, 2017 (the second quarter of its 2017 fiscal year).

Second quarter 2017 revenues were $120.6 million versus $123.1 million for the second quarter of 2016, a 2.1% decrease. Product licenses and subscription services revenues for the second quarter of 2017 were $27.5 million versus $31.2 million for the second quarter of 2016, a 12.1% decrease. Product support revenues for the second quarter of 2017 were $70.8 million versus $71.5 million for the second quarter of 2016, a 1.0% decrease. Other services revenues for the second quarter of 2017 were $22.4 million versus $20.5 million for the second quarter of 2016, a 9.4% increase. Foreign currency headwinds continued to have a negative impact on revenues for the second quarter of 2017.

Operating expenses for the second quarter of 2017 were $80.6 million versus $78.0 million for the second quarter of 2016, a 3.3% increase. MicroStrategy did not capitalize any software development costs during the second quarter of 2017 or 2016.

Income from operations for the second quarter of 2017 was $15.7 million versus $21.1 million for the second quarter of 2016. Net income for the second quarter of 2017 was $11.1 million, or $0.96 per share on a diluted basis, as compared to net income of $18.9 million, or $1.64 per share on a diluted basis, for the second quarter of 2016.

Non-GAAP income from operations, which excludes share-based compensation expense and restructuring costs, was $19.4 million for the second quarter of 2017 versus $24.7 million for the second quarter of 2016. The tables at the end of this press release include a reconciliation of income from operations to non-GAAP income from operations for the three months ended June 30, 2017 and 2016. An explanation of this non-GAAP measure is also included under the heading “Non-GAAP Financial Measure” below.

As of June 30, 2017, MicroStrategy had cash and cash equivalents and short-term investments of $632.4 million, as compared to $589.4 million as of December 31, 2016, an increase of $43.0 million. As of June 30, 2017, MicroStrategy had 9.4 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

Conference Call

MicroStrategy will be discussing its second quarter 2017 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 54822418. A live webcast and replay of the conference call will be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm. The replay will be available beginning approximately two hours after the call concludes until August 3, 2017 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 54822418. An archived webcast will also be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm.

MicroStrategy Unveiled MicroStrategy 10.8™

In July 2017, MicroStrategy announced the general availability of MicroStrategy 10.8, the newest feature release to the company’s MicroStrategy 10™ platform. MicroStrategy 10.8 delivers critical capabilities across enterprise analytics, enterprise mobility, embedded analytics, enterprise cloud and enterprise Internet of Things (IoT), and new features for MicroStrategy Desktop™, MicroStrategy Web™, MicroStrategy Mobile™ and Usher™.

With this release, R and the R Integration Pack were bundled and installed with MicroStrategy Server™, making it easier to leverage machine learning capabilities, AI integration and predictive analytics. The release also delivered a gallery for custom data connectors, enhanced color palettes for data visualizations, improved parity between Android™ and iOS® mobile apps, ready-to-deploy dashboards with Usher Professional™, and more.

Simultaneously with the MicroStrategy 10.8 feature release, MicroStrategy 10.4™ Hotfix 4 was made generally available to customers. This latest update to the MicroStrategy 10.4 platform release includes approximately 200 critical enhancements and fixes across the platform, aimed at improving overall product stability. More information about MicroStrategy 10.4.4 can be found in the MicroStrategy Community.

“We’ve reached an exciting milestone with the general availability of MicroStrategy 10.8. Our focus is to push analytics throughout our customers’ organizations so that stakeholders and employees can make better decisions every minute of the day,” said Tim Lang, Senior Executive Vice President and Chief Technology Officer, MicroStrategy Incorporated. “MicroStrategy 10.8 can help our customers realize the full benefits of enterprise analytics and capitalize on the countless business opportunities easily discoverable with a unified enterprise platform.”

R Analytics Bundled and Installed with MicroStrategy Server for Instant Access to Machine Learning, AI and Predictive Analytics

Hundreds of MicroStrategy customers rely on R analytics to build advanced analytics and predictive models. From regression models to market basket analysis, Monte Carlo simulation and Naïve Bayes Classification, R applies hundreds of different analytical models directly to the data in MicroStrategy reports and dashboards.

MicroStrategy 10.8 makes it easier than ever before to get started with R. Both R and the R Integration Pack are bundled and installed with MicroStrategy Server, alongside 199 R Packages for Windows and Linux. With this seamless, out-of-the-box setup, it’s simple for MicroStrategy 10.8 customers to leverage R models and visualizations in MicroStrategy reports and dashboards.

Gallery for Custom Data Connectors

The MicroStrategy platform allows organizations to build custom connectors to nearly any data source and helps them tap into data sources that are not available out-of-the-box. The platform offers a set of APIs to build almost any data connector and an extensive software development kit (SDK) to support the Data Connector API.

With MicroStrategy 10.8, customers have access to a public gallery for data connectors on the MicroStrategy Community. Customers and partners can download, update and use this content at their leisure. Innovators that build their own connectors are encouraged to upload and share their content on this gallery for others to leverage.

The MicroStrategy Community Gallery currently includes several sample data connectors such as OneDrive®, Box, Weibo®, MuleSoft® and ElasticSearch®, all easily accessible here.

Latest Release Available with MicroStrategy on Amazon Web Services (AWS)

As more fully described below, both MicroStrategy 10.8 and 10.4.4 are available with MicroStrategy on AWS. The newly launched cloud-based platform allows customers to easily deploy the latest version of the MicroStrategy platform directly into their own AWS accounts.

New to MicroStrategy on AWS, a web-based provisioning console allows administrators to quickly and easily deploy and manage a fully configured MicroStrategy project using a simple and intuitive web-based deployment manager.

Enhanced Color Palettes

MicroStrategy 10.8 delivered numerous enhancements to its data discovery capabilities. New enhancements around better defaults and responsive design enable greater usability and accessibility. The out-of-the-box color palettes, based on design research involving the natural world, give end users more options when deciding dashboard color themes, and improve dashboard aesthetics with little effort. The color palettes are available in MicroStrategy Web and MicroStrategy Desktop.

The latest release also introduced various additional enhancements, including:

●	The Hadoop® Gateway, offering workflows to access data directly from HDFS with enhanced options for data preparation and filtering;

●	Certification for Windows Server™ 2016;

●	Enhanced filtering options on dashboards to make data discovery workflows more intuitive; and

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Certifications for data sources, including Azure® SQL Database (certified as a metadata and statistics platform for MicroStrategy Analytics™), SAP HANA® 2.x (certified as a data warehouse), Oracle® 12c R2 (certified as a data warehouse, and metadata and statistics/EM platform for MicroStrategy Analytics), Apache Cassandra™ 3.x (certified as a data warehouse) and Amazon Athena (certified as a data warehouse).

MicroStrategy Mobile Enhancements Deliver Greater Security and Faster Performance

New features for iOS include:

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With a checkbox setting in the MicroStrategy Mobile SDK, developers can enable Apple’s App Transport Security (ATS) policy before Apple makes it mandatory. The change helps ensure connections from the app adhere to the HTTPS (versus HTTP) standard.

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Following BlackBerry’s integration of Good Dynamics® into its EMM platform, the MicroStrategy Mobile iOS SDK for BlackBerry® Dynamics reflects BlackBerry’s cosmetic changes, including color schemes, icons and much more. Through this new SDK, MicroStrategy customers can continue to natively integrate EMM offerings with the former Good Dynamics, now BlackBerry Dynamics. The cosmetic changes provide improved user experience and enhanced integration of the Good Dynamics and BlackBerry libraries.

New features for Android include:

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Custom properties for D3 visualizations are supported in Report Services documents. This feature means app designers have the flexibility to add different properties to attribute elements and metrics. For example, app designers can use shape or text color to differentiate various components of the visualization.

●	Bundle images during app compilation. This feature can result in faster app performance for mobile users through better image loading, especially under poor network conditions.

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Configure dashboards to pass prompt answers from source to target documents without requiring users to make a new prompt selection in their mobile devices. This feature makes it faster for end users to navigate through prompted documents, thereby getting to their analyses quicker.

Usher Analytics™: Out-of-the-box Dashboard for Enterprise IoT

MicroStrategy 10.8 makes enterprise IoT easier by delivering an out-of-the-box dashboard to visualize Usher badge-generated telemetry through a set of KPI intensive grids. As users move about and interact with a corporate environment using their Usher badges, data will flow into the dashboard sorted under categories such as Users, Historical Telemetry Log, Timesheet, Floors, Spaces, Beacons, Actions, Applications, Cities and Devices. These grids can be used as a basis for creating custom visualizations to answer business questions surrounding user access and presence.

MicroStrategy Announced General Availability of MicroStrategy on AWS

In May 2017, MicroStrategy announced the general availability of MicroStrategy on AWS. The offering provides one of the first cloud-hosted, on-demand enterprise analytics platforms in the market. With MicroStrategy on AWS, users can be up and running on MicroStrategy 10 in the AWS cloud, and have instant access to an on-demand business intelligence (BI) platform that delivers enterprise analytics, reporting, and dashboarding capabilities, within minutes. To try MicroStrategy on AWS with a 30-day free trial, click here. To watch an overview of MicroStrategy on AWS, click here.

“By offering MicroStrategy on AWS, we’re making it easy for anyone, anywhere, to use the MicroStrategy platform and intelligently collaborate around analytics,” said Michael J. Saylor, CEO, MicroStrategy Incorporated. “Combined with our free MicroStrategy Desktop product, users can immediately create a cloud environment on AWS and connect to a centralized server where they can work together, share, and maintain governance over datasets and dashboards. This new offering marks a significant achievement in helping organizations access and deploy transformative analytics applications on AWS in minutes.”

MicroStrategy on AWS represents an optimized version of the MicroStrategy 10 platform built specifically for deployment on AWS. Organizations can leverage more than 20 AWS services, together with the MicroStrategy 10 platform, to rapidly deploy new enterprise analytics and mobility environments in minutes.

The MicroStrategy on AWS solution offers:

●	A provisioning portal for administrators to create and deploy dedicated cloud environments with MicroStrategy 10 on AWS infrastructure;

●	Administrative tools that deliver automation and scheduling of routine tasks, making it easy to start, stop, resize, and terminate;

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The full breadth of MicroStrategy 10 capabilities, including enterprise data discovery, enterprise reporting and dashboards, optimized connectors to hundreds of databases, personalized distribution capabilities, powerful predictive analytics, and more;

●	The ability to deploy mobile productivity apps that can be customized with branded transaction-enabled workflows, and tailored to any business function or role; and

●	Cloud-specific RESTful APIs that provide flexibility to create custom workflows and build personalized administrative interfaces to automate operations.

Combined with our free MicroStrategy Desktop product, departmental teams and businesses that previously didn’t have access to governed analytics can now leverage MicroStrategy on AWS to deliver analytics in a more collaborative and secure manner.  MicroStrategy Desktop users can publish dashboards into MicroStrategy on AWS, and share content securely with others. In addition, teams can go beyond MicroStrategy Desktop capabilities and leverage enterprise BI features available through the MicroStrategy platform, like report and dashboard personalization with pixel-perfect formatting, automated information updates and distribution, mobile productivity apps, and more.

Existing MicroStrategy customers who have on-premises deployments have the ability to spin up cloud-based test and development environments to try the latest MicroStrategy product features. With MicroStrategy issuing releases that introduce new features on a regular basis, MicroStrategy on AWS gives customers the ideal platform to test new features without having to upgrade their production environments. In addition to being able to deliver a low-cost development and staging environment, MicroStrategy on AWS is also a fast and easy way to build new projects as customers scale their MicroStrategy deployments to new departments and teams.

With MicroStrategy on AWS, technology partner organizations have access to the latest version of MicroStrategy, and all the newest features and capabilities. MicroStrategy technology partners can leverage MicroStrategy on AWS to demonstrate the value of their joint solutions to prospective customers. With minimal effort and hardware investment, technology system integrators and channel partners can build, test, and showcase powerful dashboard and reporting applications.

MicroStrategy’s Jump Start program provides free education and training on MicroStrategy enterprise analytics and mobility solutions in nine different languages, through in-person classes in 29 cities around the world. MicroStrategy on AWS offers a unique opportunity to keep learning and to experience the power of the MicroStrategy platform first-hand.

MicroStrategy Hosted MicroStrategy World™ 2017, its Largest Annual User Conference Ever

In April 2017, MicroStrategy hosted its 20th annual user conference, MicroStrategy World 2017, in Washington, D.C. MicroStrategy World 2017 brought thousands of product experts, thought leaders and MicroStrategy users together for three days of technology-focused discussion, with over 200 sessions and 80 customer speakers.

Key highlights included:

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MicroStrategy unveiled MicroStrategy 10 on AWS. MicroStrategy 10 on AWS provides new tools and services that allow customers to deploy a cloud optimized version of the MicroStrategy 10 platform directly into the AWS cloud.

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The MicroStrategy Community received a complete revamp, making it an even better collaborative knowledge base. In the new community, new and returning visitors can learn technical tips and tricks, engage with peers to share new ideas, and grow existing MicroStrategy products and programs.

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To help MicroStrategy customers with large communities of business users make the most of their platform, MicroStrategy announced the availability of five of its most popular instructor-led courses in a self-paced learning format, with another five modules to be released in 2017. For organizations with more than 30 MicroStrategy Web licenses, our new Enterprise E-courseware modules are the ideal solution to drive usage of MicroStrategy. To download our newly released catalog or learn more about our offerings, visit the MicroStrategy Education page.

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MicroStrategy’s new academic program allows university professors, students, and researchers to access MicroStrategy software and resources at no cost to enrich their business and computer science course experiences. With the MicroStrategy platform, professors can use industry-standard analytics software in the classroom to prepare students with relevant and applicable skills while students begin to master the skills that will enhance their marketability to future employers. Included in the MicroStrategy academic program are training and educational resources for teachers and students to create a center of excellence for enterprise analytics and mobility. To learn more about MicroStrategy’s academic program, visit here.

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At MicroStrategy World 2017, customers took the spotlight. Winners of the Dashboard Showcase were on prominent display. In addition, MicroStrategy presented MicroStrategy Customer Awards to American International Group, Inc. (AIG), Sumitomo Rubber North America, and Fanatics, Inc. for BI applications that stood out in three respective categories: Innovative, Impactful, and Interesting.

Keynote and panel speakers included: Dr. Jonathan Bickel, Director of Clinical Research Informatics, Boston Children’s Hospital; Liza Masterson, AVP, BI & Reporting, John Hancock Retirement Plan Services; Andrew Callum, Senior Vice President Finance, Loblaw Companies Limited; Kris Rowley, Chief Data Officer, U.S. General Services Administration; Jim Watts, Program Manager, U.S. Transportation Security Administration; Kristin Seaver, CIO, U.S. Postal Service; Kirit Amin, CIO, U.S. International Trade Commission; and Louise Bevan, Head of Business Intelligence, Vodafone. MicroStrategy keynote speakers include Michael J. Saylor, Chairman, President & CEO; and Tim Lang, Senior Executive Vice President & CTO.

MicroStrategy experts and technology partners explored the latest topics in data analytics and BI in a number of technical sessions, covering such topics as adding custom and D3 visualizations, advanced analytics and R to your dashboards, building analytics applications with Google Analytics™, navigating Salesforce.com data and ragged hierarchies, deploying enterprise analytics and mobility on AWS, visualizing big data with MicroStrategy and Hadoop, visualizing geospatial data on native and custom maps, and designing mobile analytics apps for iPad® and Android devices. Partner sponsors included Alation, Automated Insights, DataFactZ, DataFusion, Datastrong, InfoCepts, Informatica, Invexer, L&T Infotech, MapR, Northstrat, Obase, Pandera Systems, Paxata, Project X, Prysm, QueBIT, Sense Corp, Smartbridge, Southport Services Group, Teradata, The HADA Group, Third I, Vitara and XeoMatrix.

Customer presenters included Ahold, Allscripts, Apexus, Aspect Software, Bell Canada, South East LHIN, BMC Software, Boston Children’s Hospital, Catalina Marketing Corporation, Charter Communications, Cisco Systems, City of Austin, CR Bard, DFW International Airport, Domtar, Dr Pepper Snapple Group, eBay, Enova, Epicor, Four Seasons Hotels and Resorts, Fox Entertainment Group, Franklin American Mortgage, Genesys, Giant Tiger Stores, Gordon Food Service, GT Nexus, Kindred Healthcare, Loblaws, Marsh USA, Oklahoma Department of Public Safety, Overstock.com, PetSmart, Pinnacol Assurance, PPL Services Corporation, Privia Health, Reynolds American, Road Scholar, Sanofi Pasteur, Sharethrough, SK Planet, Sony Interactive Entertainment, SPS Commerce, Staples, Sumitomo Rubber, Sutter Health, Tapjoy, T Systems, The Gathering Spot, thyssenkrupp Elevator US, Toys"R"Us, Transportation Security Administration, TrialCard, Turkcell, Turkish Airlines, Union Bank of Switzerland, U.S. Department of Transportation, Vertex Pharmaceuticals, Vodafone, Weiler Abrasives Group and Whole Foods Market.

MicroStrategy Hosted its Symposium Series Events in Cities Across North America, Europe, Africa, the Middle East and Asia

In June 2017, MicroStrategy announced the locations of its Symposium Series events held in July. Each one-day event that took place in cities across North America, Europe, Africa, the Middle East and Asia highlighted functionalities of MicroStrategy 10.8 and its critical capabilities for the enterprise across analytics, mobility, embedded BI, cloud and IoT.

“MicroStrategy’s vision is intelligence everywhere. Today, that’s more of a necessity than ever before as enterprises empower their employees with powerful analytics and mobility solutions to make informed decisions and transform their organizations,” said Mr. Saylor, CEO, MicroStrategy Incorporated, who keynoted many of the July events and spoke alongside other MicroStrategy executives. “We invite everyone to join us at our global events where users and data enthusiasts will have extensive opportunities to learn the latest trends in analytics and data visualizations, network with their peers, and get ahead of the competition using the latest release of MicroStrategy 10.”

The Symposium Series highlighted a core set of critical capabilities that help enterprises become successful data-driven organizations. The general session featured 67 of MicroStrategy’s main capabilities that address business and organizational challenges across the enterprise, including analytics, mobility, embedded BI, cloud and IoT, as well as machine learning, artificial intelligence (AI) integration and predictive analytics.  Leading BI and analytics experts discussed how more organizations can leverage each critical capability and effectively engage with data for a competitive advantage within their respective markets.

Each MicroStrategy Symposium offered IT and business users an opportunity to network, attend workshops, and learn about MicroStrategy 10 applications from real world customers.  Some of the customers featured at the Symposium Series included: Big Lots, Catalina Marketing, CCA Global Partners, Cisco, Huntington Bank, Red Lobster, Wawa and more. The executive keynote, followed by a day filled with more than a dozen breakout sessions and hands-on workshops, covered new content on industry solutions, functional solutions, analytics, mobility, and IoT.

The Symposium Series offered several hands-on workshops for attendees to get first-hand experience with MicroStrategy Desktop, our free enterprise data discovery product. Workshop attendees tried new features for the first time before they were more widely available. They also spun up their own dedicated cloud environments with MicroStrategy on AWS, and learned how to deploy a secure, collaborative environment without any hardware or setup costs of their own.

Additionally, Symposium attendees learned about the latest features in MicroStrategy 10.8, including powerful R analytics capabilities, a gallery for custom data connectors, enhanced color palettes, mobile enhancements and more. The sessions and workshops showcased these new features, which are available across MicroStrategy Desktop, MicroStrategy Web, MicroStrategy Mobile and Usher.

MicroStrategy Announced Integration with Microsoft® R Client, Bringing Advanced, Intelligent Analytics and Machine Learning Capabilities to MicroStrategy Users

In April 2017, MicroStrategy announced the integration between MicroStrategy 10 and Microsoft R Client that enables users to build and visualize machine learning algorithms. Predictive analytics and machine learning are playing an increasingly important role in the data analytics landscape, and the R programming language has become the de facto industry standard for developing statistical and data mining models. MicroStrategy made it easy to integrate MicroStrategy Desktop and MicroStrategy Web with R, so users can easily build and incorporate advanced analytics into their enterprise reports, dashboards and mobile apps.

“We are excited to partner with MicroStrategy to bring Microsoft R into their analytics platform,” said Bharath Sankaranarayan, Principal Program Manager, Microsoft. “This allows MicroStrategy and their customers to take advantage of machine learning algorithms, and a high performance computing and analytical engine that we have enabled in Microsoft R.”

Users can also leverage Microsoft R Client and R Tools for Visual Studio to develop models that can be incorporated into MicroStrategy reports and dashboards. The integration between Microsoft R Client and MicroStrategy 10 can be done using the same workflow as is currently specified for the Cran-R distribution in MicroStrategy documentation. Customers who use Microsoft R Client can benefit from Scale R technology and the associated functions that enable parallel execution and remote computing. To learn more, visit our blog post here.

“This is an incredibly exciting collaboration that we believe will deliver so much value to our customers,” said Emmanuel Richard, Vice President, Global Alliances, MicroStrategy Incorporated. “The combination of Microsoft R Client with MicroStrategy 10 harnesses the power of R, machine learning, advanced analytics and the Internet of Things, helping organizations take on challenging analytics initiatives.”

“MicroStrategy has made Microsoft R runtime accessible via MicroStrategy Desktop,” said Sandipto Banerjee, Vice President, Data Group & Advanced Technologies, MicroStrategy Incorporated. “MicroStrategy 10 is embracing Microsoft R to bring the power of advanced analytics, machine learning and Internet of Things to our customers, and we’re pleased to unveil this enterprise-class integration.”

MicroStrategy’s Integration with Alation Provides Seamless Experience for Customers Conducting Self-service Enterprise Data Discovery and Analytics

In April 2017, MicroStrategy announced that MicroStrategy 10 is integrated with Alation Data Explorer, the search and discovery interface of collaborative data company Alation. With this integration, customers have access to a data catalog directly within the MicroStrategy interface and can seamlessly conduct self-service enterprise data discovery and analytics in the MicroStrategy platform, enabling them to make faster, data-driven business decisions.

When Alation connects to an organization’s data sources, it crawls and indexes data assets stored across different physical repositories, including databases, Hadoop files and data visualization tools, to produce a rich catalog. As enterprises shift to self-service analytics environments, executives, analysts, data scientists and data stewards are increasingly becoming the primary consumers of data. MicroStrategy 10’s integration with Alation Data Explorer supports this changing paradigm by providing a collaborative data catalog for data discovery and governance to a broader set of users, thereby increasing the impact and value of data. This integration leverages Alation’s new SDK to embed its enterprise data search and discovery capabilities into MicroStrategy 10.

“We are excited by the value MicroStrategy and Alation collectively bring to business users – helping them easily navigate, search and share insights from complex and voluminous data structures like Hadoop, data lakes and data management solutions,” said Mr. Richard, Vice President, Global Alliances, MicroStrategy Incorporated. “As the market distances itself progressively from niche, visualization-only technologies, MicroStrategy’s enterprise analytics platform remains highly flexible to help organizations keep up with the rapidly changing big data landscape, and adapt to new technologies and data storage paradigms. The combination of Alation’s data cataloging capacity with MicroStrategy 10 fills a critical technology gap and provides a modern big data analytics solution stack for both data consumers and BI experts.”

“Access to a curated data catalog is foundational for increasing the accuracy and productivity of self-service analytics,” said Aaron Kalb, head of product, Alation. “With our new SDK, Alation offers the first embeddable data catalog browser for analytical tools, and a hassle-free implementation that brings the power of a collaborative data catalog directly into the workflow of the data consumer. We’re excited to be working closely with MicroStrategy and making it simpler than ever for our joint customers to discover and share data knowledge.”

To learn more about MicroStrategy and its partner community, visit here.

Wipro Added MicroStrategy 10 Platform to its Portfolio for Enterprise Analytics and Data Visualization Solutions

In April 2017, MicroStrategy announced its alliance with Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, to offer enterprise analytics and data visualization solutions. Under this alliance, Wipro offers the MicroStrategy 10 platform to its global client base across industries.

Wipro's expertise in delivering end-to-end BI solutions, combined with MicroStrategy’s leading enterprise analytics platform, widens the scope and scale of robust enterprise analytics and visualization solutions offered to Wipro clientele.

Developing a modern, intuitive analytics solution powerful enough to transform large data volumes is still considered a pain point by enterprises. Wipro has a portfolio of scalable, easy-to-use, and ready-to-deploy BI and analytics solutions for its customers. MicroStrategy 10 is an integral part of Wipro’s SNIPE-BI Transformation Solution. We expect this solution to standardize and implement governance, migration frameworks, tools and accelerators, all while simplifying the customer experience and saving cost and time resources.

Wipro and MicroStrategy jointly go to market with industry-specific solutions and accelerators. The companies collaborate and drive the resultant synergies to their customers to deliver a self-service analytics culture. MicroStrategy also set up a dedicated MicroStrategy Academy to support the skilled technicians deploying the alliance.

Pallab Deb, Vice President & Global Head, Analytics - Wipro Limited said, “Wipro’s clients from a wide range of industries look to us for guidance on the latest data analytics technology. We are confident that the integration of the MicroStrategy 10 platform with Wipro’s SNIPE-BI Transformation Solution will add value to our customers.”

MicroStrategy and The HADA Group Teamed Up to Deliver Out-of-the-Box BI and Analytics Solution to Hospitality Industry

In April 2017, MicroStrategy announced an alliance with The HADA Group (THG), a hospitality industry focused solution provider based in Boca Raton, FL, that integrated MicroStrategy 10 with The HADA Group's HOBI© to offer an out-of-the-box solution tailored to companies in the hospitality industry.

Hotel and resort owners, hotel management companies and hotel operators are seeking a scalable and flexible enterprise analytics platform that enables them to jump-start the BI culture within their organizations. Developed by The HADA Group, HOBI (or Hospitality Operations Business Intelligence) includes hundreds of out-of-the-box desktop, iPad and iPhone® dashboards, and leverages MicroStrategy Mobile and MicroStrategy Desktop features, including thousands of visualizations and hospitality-specific metrics and KPIs. Leveraging the latest features in MicroStrategy 10, the HOBI solution allows users to access out-of-the-box HOBI Intelligent Cubes and create their own insights in a trusted and governed environment. The HOBI solution can be deployed on-premises and/or hosted in the cloud on the AWS platform on a subscription basis.

“Our team of industry and technical experts, together with MicroStrategy’s experts, help our customers successfully implement and deploy our solution in record time so that they can begin to realize the benefits of the integrated HOBI and MicroStrategy 10 solution,” said Horacio Agostinelli, President & CEO of The HADA Group. “Running HOBI in the cloud on AWS provides our customers a cost-effective way to use industry leading analytics and mobile software to make better business decisions.” To learn more about HOBI, visit: HOBI for MicroStrategy 10.

The HADA Group solution, which has been used in production on MicroStrategy Cloud™ for more than three years, provides analytics for more than 250 hotels and resort operations, including multiple luxury properties with thousands of rooms, retail stores and restaurants, casinos, golf courses, marinas and other resort operations, as well as urban limited service hotels. These properties are managed by multiple hotel management companies and operate under various hotel flags and brands.

Road Scholar Relies on MicroStrategy 10 to Enhance its Learning Adventures and Campaigns

In June 2017, MicroStrategy announced that Road Scholar, the not-for-profit world leader in lifelong learning since 1975, deployed MicroStrategy 10 across its organization to better understand the popularity and success of its programs and marketing campaigns through visualizations of enrollment, retention, and call center data.

Headquartered in Boston, MA, Road Scholar serves approximately 100,000 participants in 5,500 programs across 150 countries and all 50 states each year. Road Scholar employees use the MicroStrategy platform to more effectively analyze Road Scholar’s operations and visualize key performance indicators. This analysis helps Road Scholar better serve the interests of its participants by determining which programs to build out, their duration, the activities to include, and the location where they should be hosted. Road Scholar also uses MicroStrategy to analyze marketing activity. By tracing program signups back to the distribution of promotional materials such as catalogs, brochures, and emails, Road Scholar can identify the programs that drove the highest and lowest registrations, and take appropriate action to scale program offerings to meet participant interest.

“As a non-profit operating in the travel business with a generous cancellation policy, the ability to save costs while providing a top-notch educational experience for our participants is crucial,” said JoAnn Bell, Senior Vice President of Programs at Road Scholar. "Since we began using MicroStrategy two years ago, we’ve been able to refine our programs to better meet our participants’ needs. MicroStrategy reports have made it possible for our programming, inventory management and marketing teams to analyze the success of various programs and campaigns, and more accurately forecast where we should focus development in the coming year.”

Non-GAAP Financial Measure

MicroStrategy is providing a supplemental financial measure for income from continuing operations that excludes the impact of share-based compensation arrangements and restructuring activities. This financial measure is not a measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage and evaluate business performance and to help make operating decisions. MicroStrategy believes that this non-GAAP financial measure is also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis because it excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance and restructuring charges that we believe are not reflective of ongoing operating results. In addition, accounting for share-based compensation arrangements requires significant management judgment and the resulting expense could vary significantly in comparison to other companies. Therefore, MicroStrategy believes the use of this non-GAAP financial measure can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a worldwide leader in enterprise analytics and mobility software. A pioneer in the BI and analytics space, MicroStrategy delivers innovative software that empowers people to make better decisions and transform the way they do business. We provide our enterprise customers with world-class software and expert services so they can deploy unique intelligence applications. To learn more, visit MicroStrategy online, and follow us on Facebook and Twitter.

MicroStrategy, MicroStrategy 10, MicroStrategy 10.4, MicroStrategy 10.8, MicroStrategy Desktop, MicroStrategy Web, MicroStrategy Mobile, MicroStrategy Server, MicroStrategy Analytics, MicroStrategy World, MicroStrategy Cloud, Usher, Usher Professional and Usher Analytics are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 10.8 and MicroStrategy on AWS; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions, including economic uncertainty in the retail industry, in which the Company has a significant number of customers; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$19,118	$23,459	$40,130	$45,858
Subscription services	8,346	7,782	16,118	15,136
Total product licenses and subscription services	27,464	31,241	56,248	60,994
Product support	70,766	71,451	141,256	139,948
Other services	22,380	20,450	43,682	41,215
Total revenues	120,610	123,142	241,186	242,157

Cost of revenues
Product licenses	1,747	2,322	3,419	4,458
Subscription services	3,400	3,356	6,439	6,448
Total product licenses and subscription services	5,147	5,678	9,858	10,906
Product support	4,542	3,687	8,876	6,960
Other services	14,686	14,736	28,773	29,058
Total cost of revenues	24,375	24,101	47,507	46,924

Gross profit	96,235	99,041	193,679	195,233

Operating expenses
Sales and marketing	41,419	37,702	80,829	74,279
Research and development	19,561	19,160	37,987	36,735
General and administrative	19,582	21,092	39,839	43,311
Restructuring costs	0	8	0	33
Total operating expenses	80,562	77,962	158,655	154,358

Income from operations	15,673	21,079	35,024	40,875
Interest income, net	1,163	539	2,000	942
Other (expense) income, net	(2,618)	1,755	(4,474)	87
Income before income taxes	14,218	23,373	32,550	41,904
Provision for income taxes	3,142	4,489	6,607	8,748
Net income	$11,076	$18,884	$25,943	$33,156

Basic earnings per share (1):	$0.97	$1.65	$2.27	$2.90
Weighted average shares outstanding used in computing basic earnings per share	11,444	11,428	11,441	11,418

Diluted earnings per share (1):	$0.96	$1.64	$2.24	$2.88
Weighted average shares outstanding used in computing diluted earnings per share	11,592	11,523	11,593	11,499

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2017	2016*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$379,694	$401,975
Restricted cash	833	737
Short-term investments	252,701	187,408
Accounts receivable, net	68,005	83,319
Prepaid expenses and other current assets	13,951	11,548
Total current assets	715,184	684,987

Property and equipment, net	54,490	57,436
Capitalized software development costs, net	5,498	8,497
Deposits and other assets	6,055	5,695
Deferred tax assets, net	15,871	11,704
Total Assets	$797,098	$768,319

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$23,701	$36,628
Accrued compensation and employee benefits	34,811	43,323
Deferred revenue and advance payments, net	123,082	105,535
Total current liabilities	181,594	185,486

Deferred revenue and advance payments, net	10,697	13,915
Other long-term liabilities	14,810	16,447
Deferred tax liabilities	310	294
Total Liabilities	207,411	216,142

Stockholders' Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,817 shares issued and 9,412 shares outstanding, and 15,805 shares issued and 9,400 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	552,541	543,974
Treasury stock, at cost; 6,405 shares	(475,184)	(475,184)
Accumulated other comprehensive loss	(7,743)	(10,743)
Retained earnings	520,055	494,112
Total Stockholders' Equity	589,687	552,177
Total Liabilities and Stockholders' Equity	$797,098	$768,319

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2017	2016
	(unaudited)	(unaudited)
Operating activities:
Net income	$25,943	$33,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,133	8,832
Bad debt expense	1,835	523
Deferred taxes	(4,015)	(2,537)
Share-based compensation expense	6,889	5,075
Excess tax benefits from share-based compensation arrangements	0	(1,208)
Changes in operating assets and liabilities:
Accounts receivable	16,033	12,876
Prepaid expenses and other current assets	(699)	(3,455)
Deposits and other assets	(274)	(2,070)
Accounts payable and accrued expenses	(15,472)	(4,387)
Accrued compensation and employee benefits	(9,685)	(148)
Accrued restructuring costs	0	(33)
Deferred revenue and advance payments	11,072	21,382
Other long-term liabilities	(1,647)	(1,458)
Net cash provided by operating activities	37,113	66,548

Investing activities:
Proceeds from redemption of short-term investments	151,860	152,820
Purchases of property and equipment	(1,467)	(935)
Purchases of short-term investments	(216,602)	(161,818)
Net cash used in investing activities	(66,209)	(9,933)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	1,677	1,157
Payment of taxes relating to net exercise of employee stock options	0	(3,739)
Excess tax benefits from share-based compensation arrangements	0	1,208
Payments on capital lease obligations and other financing arrangements	(12)	(1,220)
Net cash provided by (used in) financing activities	1,665	(2,594)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	5,246	1,052
Net (decrease) increase in cash, cash equivalents, and restricted cash	(22,185)	55,073
Cash, cash equivalents, and restricted cash, beginning of period	402,712	292,959
Cash, cash equivalents, and restricted cash, end of period	$380,527	$348,032

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$19,118	$23,459	$40,130	$45,858
Subscription services	8,346	7,782	16,118	15,136
Total product licenses and subscription services	27,464	31,241	56,248	60,994
Product support	70,766	71,451	141,256	139,948
Other services:
Consulting	19,791	18,142	38,837	36,628
Education	2,589	2,308	4,845	4,587
Total other services	22,380	20,450	43,682	41,215
Total revenues	120,610	123,142	241,186	242,157

Cost of revenues
Product licenses and subscription services:
Product licenses	1,747	2,322	3,419	4,458
Subscription services	3,400	3,356	6,439	6,448
Total product licenses and subscription services	5,147	5,678	9,858	10,906
Product support	4,542	3,687	8,876	6,960
Other services:
Consulting	12,867	13,367	25,284	26,400
Education	1,819	1,369	3,489	2,658
Total other services	14,686	14,736	28,773	29,058
Total cost of revenues	24,375	24,101	47,507	46,924

Gross profit	$96,235	$99,041	$193,679	$195,233

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2017	2016*	2016
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$10,513	$13,023	$12,710
Deferred subscription services revenue	17,741	18,303	14,704
Deferred product support revenue	156,804	162,781	150,361
Deferred other services revenue	8,681	10,015	8,573
Gross current deferred revenue and advance payments	193,739	204,122	186,348
Less: unpaid deferred revenue	(70,657)	(98,587)	(65,186)
Net current deferred revenue and advance payments	$123,082	$105,535	$121,162

Non-current:
Deferred product licenses revenue	$7,087	$9,118	$10,655
Deferred subscription services revenue	784	1,307	1,959
Deferred product support revenue	7,211	5,751	6,796
Deferred other services revenue	856	690	666
Gross non-current deferred revenue and advance payments	15,938	16,866	20,076
Less: unpaid deferred revenue	(5,241)	(2,951)	(8,704)
Net non-current deferred revenue and advance payments	$10,697	$13,915	$11,372

Total current and non-current:
Deferred product licenses revenue	$17,600	$22,141	$23,365
Deferred subscription services revenue	18,525	19,610	16,663
Deferred product support revenue	164,015	168,532	157,157
Deferred other services revenue	9,537	10,705	9,239
Gross current and non-current deferred revenue and advance payments	209,677	220,988	206,424
Less: unpaid deferred revenue	(75,898)	(101,538)	(73,890)
Net current and non-current deferred revenue and advance payments	$133,779	$119,450	$132,534

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income from operations:
Income from operations	$15,673	$21,079	$35,024	$40,875
Share-based compensation expense	3,774	3,571	6,889	5,075
Restructuring costs	0	8	0	33
Non-GAAP income from operations	$19,447	$24,658	$41,913	$45,983

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	June 30,	September 30,	December 31,	March 31,	June 30,
	2016	2016	2016	2017	2017
Subscription services	39	49	48	41	49
Product support	156	162	171	185	176
Consulting	452	458	453	447	448
Education	31	35	39	41	42
Sales and marketing	541	571	587	620	642
Research and development	532	528	512	522	526
General and administrative	314	317	323	306	301
Total headcount	2,065	2,120	2,133	2,162	2,184